UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes ☐                                             No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Condensed Half Year Consolidated Financial Statements for 2008.

Exhibit 99.2	2008 Half Year Management Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2008		SANOFI-AVENTIS

	By	/s/ Karen Linehan
		Name:	Karen Linehan
		Title:	Senior Vice President Legal Affairs and General Counsel

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Condensed Half Year Consolidated Financial Statements for 2008.

Exhibit 99.2	2008 Half Year Management Report.

4